FORM 4 Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). (Print or Type Responses)

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section
17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the
Investment Company Act of 1940

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1. Name and Address of Reporting Person * Hallenbeck, George A. (Last) (First) (Middle) 9777 Mt. Pyramid Court (Street) Englewood, CO 80112 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol Evolving Systems, Inc. (EVOL) 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)

4. Statement for (Month/Day/Year) April 4, 2003 5. If Amendment, Date of Original (Month/Day/Year)

 6. Relationship of Reporting Person(s) to Issuer

(Check all applicable)

  X  Director

      10% Owner

  X  Officer (give title below)

      Other (specify below)

Chairman, CEO and President

 7. Individual or Joint/Group
     Filing (Check Applicable Line)

  X  Form filed by One Reporting Person

      Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price

(Over)

SEC 1474 (9-02)

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Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/ Year)	3A. Deemed Execution Date, if any (Month/Day/ Year)	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Ownership Form of Derivative Securities: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Employee Stock Option (Right to Buy)	$2.85	4/4/03		A		217,500		(1)	(2)	Common Stock	217,500		217,500	D
Employee Stock Option (Right to Buy)	$2.85	4/4/03		A		213,750		(3)	10/26/09(4)	Common Stock	213,750		213,750	D
Employee Stock Option (Right to Buy)	$2.85	4/4/03		A		101,250		(5)	7/27/10	Common Stock	101,250		101,250	D
Employee Stock Option (Right to Buy)	$2.85	4/4/03		A		67,500		(6)	1/2/11	Common Stock	67,500		67,500	D

Explanation of Responses:

(1)            On October 2, 2002, the reporting person tendered to the issuer, for cancellation, options granted to the reporting person on December 2, 1998.  In exchange, the reporting person received a replacement option on April 4, 2003.  The new option grant provides for vesting as follows:   100% of the shares will  vest on October 4, 2003.

(2)            The shares of this grant which are incentive stock options expire 12/1/03.  The shares of this grant which are non-qualified stock options expire 12/1/08.

(3)            On October 2, 2002, the reporting person tendered to the issuer, for cancellation, an option granted to the reporting person on October 27, 1999.  In exchange, the reporting person received a replacement option on April 4, 2003.  The new option grant provides for vesting as follows:  173,671 of the shares will vest on October 4, 2003; the remaining 40,079 shares will vest in three quarterly installments beginning October 27, 2003.

(4)            There was an administrative error at the time of the issuance of the October 27, 1999 option.   The expiration date should have been October 26, 2009, rather than October 26, 2004 as reported previously.   The expiration date has been corrected on this grant and filing.

(5)            On October 2, 2002, the reporting person tendered to the issuer, for cancellation, an option granted to the reporting person on November 5, 1998.  In exchange, the reporting person received a replacement option on April 4, 2003.  The new option grant provides for vesting as follows:  63,281 of the shares vest on October 4, 2003; the remaining 37,969 shares vest in six quarterly installments beginning October 28, 2003.

(6)            On October 2, 2002, the reporting person tendered to the issuer, for cancellation, an option granted to the reporting person on November 5, 1998.  In exchange, the reporting person received a replacement option on April 4, 2003.  The new option grant provides for vesting as follows:  37,968 of the shares vest on October 4, 2003.  The remaining 29,532 shares vest in seven quarterly installments beginning January 3, 2004.

/s/ Anita J. Moseley as attorney in fact for George A. Hallenbeck ** Signature of Reporting Person	4/8/03 Date

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
      See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:   File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

http://www.sec.gov/divisions/corpfin/forms/form4.htm

Last update: 09/05/2002